UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 7(1))*
	-------------------------------
	CELADON GROUP, INC.
	(Name of Issuer)

	Common Stock, $.033 par value
	(Title of Class of Securities)

	150838 10 0
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey 07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	-------------------------------

	May 7, 2002
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
											---------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------

(1)	Constitutes Amendment No. 9 to Schedule 13G filed jointly by
Hanseatic Corporation and Wolfgang Traber.


CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     451,032

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     451,032

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,032



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     --

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)	Based upon an aggregate of 7,645,992 shares outstanding at
May 15, 2002, as reported in the issuer's most recent
Quarterly Report on Form 10-Q.







CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     451,032 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     451,032 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,032 (see footnote 1)



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     --

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Represents shares beneficially owned by Hanseatic
Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)	Based upon an aggregate of 7,645,992 shares outstanding at
May 15, 2002, as reported in the issuer's most recent
Quarterly Report on Form 10-Q.




INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 7 to Schedule 13D discloses changes in the Statement on Schedule 13D dated July 3, 1996, as amended by Amendment No. 1 thereto dated July 3, 1996, Amendment No. 2 thereto dated December 31, 1997, Amendment No. 3 thereto dated June 23, 1998, Amendment No. 4 thereto dated March 24, 2000, Amendment No. 5 thereto dated June 30, 2001 and Amendment No. 6 thereto dated April 23, 2002 (collectively, the "Amended Statement on Schedule 13D") filed jointly by Hanseatic Corporation ("Hanseatic") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.

Item 1.	Security and Issuer.
		-------------------

	This statement relates to shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc., a
Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at One Celadon
Drive, Indianapolis, Indiana 46235-4207.

Item 3.	Source and Amount of Funds or Other Consideration.
		-------------------------------------------------

	The funds, in the aggregate amount of $1,790,000, applied to allocate 200,000 shares of Common Stock to client accounts for which Hanseatic invests on a discretionary basis were obtained from such accounts.

Item 5.	Interest in Securities of the Issuer.
		------------------------------------

	(a)	As of May 17, 2002, Hanseatic beneficially owned, for
purposes of Rule 13d-3 under the Exchange Act, 451,032 shares
(the "Shares") of Common Stock, constituting, to the best of the knowledge of Hanseatic, 5.9% of the issued and outstanding shares of Common Stock.

		Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 5.9% of the issued and outstanding shares of Common Stock.

	(b)	Hanseatic has sole power to vote or to direct the vote
of, and sole power to dispose or to direct the disposition of, the Shares.

		Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, the Shares.

(c)	During the sixty days prior to the filing of this
statement, Hanseatic sold shares of Common Stock in open market brokerage transactions in the over-the-counter market as follows:

  Date of               Number of Shares              Sale Price
Transactions          of Common Stock Sold            Per Share

March 14, 2002              11,000                      $6.80
March 27, 2002               1,000                       6.73
March 28, 2000               7,000                       6.70
April 1, 2002               12,000                       6.68
April 16, 2002               2,900                       6.75
April 17, 2002               3,000                       6.68
April 18, 2002              39,000                       6.98
April 23, 2002                 600                       8.40
May 2, 2002                 24,000                       8.19
May 3, 2002                 35,000                       8.60
May 6, 2002                 15,000                       8.95
May 7, 2002                 43,200                       8.98
May 8, 2002                 11,000                       9.20
May 15, 2002                 2,500                       9.50
May 17, 2002                10,000                       9.50
May 17, 2002                10,000                       9.54

	On May 9, 2002, Hanseatic allocated 200,000 shares of Common Stock, with respect to which Hanseatic Americas LDC had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale, to other client accounts for which Hanseatic invests on a discretionary basis, at a per share amount of $8.95.

	(d)	Certain clients for which Hanseatic invests on a
discretionary basis have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by Hanseatic. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock.

	(e)	Not applicable.


Item 7.	Materials to be Filed as Exhibits.
		-----------------------------------------------------

	Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)





SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2002	HANSEATIC CORPORATION

		By s/Bruce Beaty
		   --------------------------
		   Bruce Beaty,
		   Vice President

Dated: May 17, 2002
		S/Wolfgang Traber
		-----------------------------
		Wolfgang Traber



	INDEX TO EXHIBITS
	-----------------


Exhibit A	-	Agreement pursuant to Rule 13d-
1(k)(l)(iii)





corp\ers\sec.doc\13d-fail.am6.01.doc